Mail Stop 6010

January 14, 2008

Thelen Reid Brown Raysman & Steiner LLP
As Agent for Service for China Bak Battery, Inc.
701 8th St., N.W.
Washington, DC 20001

      Re: China Bak Battery, Inc.
               Registration Statement on Form S-3
               Filed December 21, 2007
               File No. 333-148523

Dear Sir/Madam:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation by Reference, page 6

Form 10-K for the fiscal year ended September 30, 2007

Item 3. Legal Proceedings, page 45

1.   Please provide us with your materiality analysis that supports that the error in calculation of liquidated damages due in connection with the SB-2 was not material to your quarterly filings, including the Form 10-Q for the quarter ended December 31, 2006. Support your basis that the financial statements in the Form 10-Q did not need to be restated.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Revenues, page 57

2.   Please tell us and revise future filings to disclose in greater detail the underlying reasons for the significant decline in revenues from the sale of steel-case cells. Discuss any trend in market conditions or in your customers that have contributed to the decline along with whether this is expected to impact future performance.

3.   Please tell us and revise future filings to clarify the specific reason for the significant increase in costs of sales and whether this is a trend that is expected to continue. The reason for the significant increase in depreciation charges because of the completion of the product lines should also be addressed.

4.   Please also tell us and revise future filings to discuss the expected impact of the termination of the agreement with A123Systems and your plans to replace the lost revenue.

Critical Accounting Policies, page 67

Inventory Obsolescence, page 68

5.   We see from page F-7 that you recognized $1.6 million of charges for obsolete inventory. Please tell us and revise future filings to discuss the circumstances that resulted in the obsolete inventory.

Consolidated Financial Statements

Note 1. Principal Activities, Basis of Presentation and Organization, page F-9

6.   Regarding the Escrow Agreement, please clarify how you accounted for the contribution of Mr. Li's shares into an escrow account in January 20, 2005. In addition, please explain why there are obligations to remit the escrowed shares to the investors since it appears as though the performance threshold has been met for 2005. The accounting treatment for this arrangement should be clarified in the response and future filings. In addition, tell us why no compensation charge was recorded in 2005 or 2006 related to this arrangement.

Note 7. Income Taxes, page F-21

7.   In future filings, please revise to disclose the aggregate dollar and per share effects of the tax holiday and briefly describe the factual circumstances including the date on which the special tax status will terminate. Refer to SAB Topic 11C.

Note 14. Shareholders' Equity, page F-28

8.   Regarding the accounting for the registration rights agreement, please revise future filings to include the disclosures required by paragraph 12 of FSP No. EITF 00-19-2.

Note 20. Commitments and Contingencies, page F-36

(iv) Outstanding Discounted Bills and Transferred Bills, page F-37

9.   We see that you remain contingently liable for the amount outstanding related to bills receivable that have been factored to banks. Please clarify how you are accounting for bills receivable that have been factored to banks. In addition, tell us whether this amount is related to the bills payable recorded on your balance sheet. Demonstrate that you have met the criteria in paragraph 9 of SFAS 140 to record the transfer of the asset.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding these comments. Please contact Tom Jones at (202) 551-3602 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief